UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Sierra Wireless Appoints Joy Chik to Board of Directors

Corporate Vice President for the Identity Division in Microsoft’s Cloud + AI group brings solutions expertise to Sierra Wireless Board

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 24, 2018--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced the appointment of Joy Chik to the company’s Board of Directors. Ms. Chik is Corporate Vice President for the Identity Division in Microsoft’s Cloud + AI group, where her teams are responsible for Active Directory, Azure Active Directory, Microsoft Account (MSA), Microsoft Graph, Identity and Access Management Security suites.

“Joy brings invaluable technical insight and leadership experience to help guide the company as we accelerate our integrated IoT solutions business,” said Kent Thexton, president and CEO, Sierra Wireless. “We are very pleased to welcome Joy to our board.”

Since joining Microsoft in 1998 as a software engineer contributing to Terminal Services in Windows 2000, Ms. Chik has steadily risen as an established leader of some of the industry’s most impactful engineering teams. She graduated summa cum laude with a Bachelor of Science degree in Computer Science from Rensselaer Polytechnic Institute. She is a member of the Board of Trustees for the Anita Borg Institute, where she is co-chair for the Strategy and Programs Committee, as well as a sitting member on their Compensation Committee. She is also active in charities focused on encouraging women and girls to pursue careers in technology.

“Sierra Wireless is in a very unique and interesting position to provide more value to customers that are modernizing their businesses with IoT,” said Ms. Chik. “I’m excited to work with the Sierra Wireless team to continue to differentiate and expand the company’s pure-play position in the IoT ecosystem.”

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
For Sierra Wireless
Media:
Kim Homeniuk, +1-604-233-8028
pr@sierrawireless.com
or
Investors:
David Climie, +1-604-231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	October 24, 2018